MORGAN STANLEY & CO. LLC 1585 Broadway New York, NY 10036	CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, NY 10013	BERENBERG CAPITAL MARKETS, LLC 1251 Avenue of the Americas – 53rd Floor New York, NY 10020

Via EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549-6010

April 8, 2019

Attention:	Jim Allegretto, Senior Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Special Counsel Sondra Snyder, Staff Accountant

Re:	Jumia Technologies AG Registration Statement on Form F-1 (File No. 333-230207)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the underwriters have distributed approximately 1,710 copies of the Preliminary Prospectus dated March 28, 2019 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on April 10, 2019, or as soon as practicable thereafter.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS INC. BERENBERG CAPITAL MARKETS, LLC

For themselves and as representatives of the syndicate of underwriters for the offering

MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
	Name:	Ray Yousefian
	Title:	Authorized Representative

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Sarah Bayer
	Name:	Sarah B. C. Bayer
	Title:	Authorized Representative

BERENBERG CAPITAL MARKETS, LLC

By:	/s/ James Ramp
	Name:	James Ramp
	Title:	Authorized Representative

[Signature Page to the Acceleration Request of the Underwriters]